SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 10)*

Texas Roadhouse, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

882681 10 9

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882681 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W. Kent Taylor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,081,605 shares of Common Stock (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 6,081,605 shares of Common Stock (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,081,605 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% of Common Stock (1)

12.	Type of Reporting Person (See Instructions) IN

(1)   Calculated pursuant to Rule 13d-3.  The percentage is based on 69,393,116 shares of Common Stock of Texas Roadhouse, Inc. (“TXRH”) outstanding at October 29, 2014, as reported in TXRH’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.  The Reporting Person individually owns 6,081,605 shares of Common Stock. Since the date of the Reporting Person’s last statement on Schedule 13G, Mr. Taylor’s previously reported indirect beneficial ownership through LD Holdings LLC was disposed of and Mr. Taylor is no longer deemed to beneficially own the number of shares of Common Stock held by that entity.

CUSIP No. 882681 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LD Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 59,998 shares of Common Stock (2)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 59,998 shares of Common Stock (2)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,998 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% of Common Stock (2)

12.	Type of Reporting Person (See Instructions) OO

(2)   Calculated pursuant to Rule 13d-3.  The percentage is based on 69,393,116 shares of Common Stock of Texas Roadhouse, Inc. (“TXRH”) outstanding at October 29, 2014, as reported in TXRH’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. W. Kent Taylor no longer has voting or dispositive power over the shares held by the Reporting Person and is therefore no longer deemed to beneficially own the shares held by the Reporting Person.

Item 1.
	(a)	Name of Issuer Texas Roadhouse, Inc. (“TXRH”)
	(b)	Address of Issuer’s Principal Executive Offices 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205

Item 2.
	(a)	Name of Persons Filing W. Kent Taylor LD Holdings LLC
	(b)	Address of Principal Business Office or, if none, Residence W. Kent Taylor 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205 LD Holdings LLC 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205
	(c)	Citizenship W. Kent Taylor – USA LD Holdings LLC – Kentucky
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 882681 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. (OR The information in Item 1 and Items 5 through 11 on the cover pages of this Amendment No. 10 to Schedule 13G is incorporated herein by reference).

(a) Amount beneficially owned: W. Kent Taylor – 6,081,605 shares of Common Stock. LD Holdings LLC – 59,998 shares of Common Stock.
(b) Percent of class: W. Kent Taylor – 8.8% of Common Stock. LD Holdings LLC – 0.1% of Common Stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote W. Kent Taylor – 6,081,605 shares of Common Stock. LD Holdings LLC – 59,998 shares of Common Stock.
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of W. Kent Taylor – 6,081,605 shares of Common Stock. LD Holdings LLC – 59,998 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Applicable only to LD Holdings LLC. See Item 9.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
See exhibit 2 attached hereto.

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date

/s/ W. Kent Taylor
Signature

W. Kent Taylor
Name

LD HOLDINGS LLC

By:	/s/ Leslie Dohrman Taylor
Leslie Dohrman Taylor, Manager